

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 17, 2007

Via U.S. Mail and Facsimile

Mr. William Orchow
President and Chief Executive Officer
Revett Minerals Inc.
11115 East Montgomery, Suite G
Spokane Valley, WA 99206

> **Re: Revett Minerals Inc.**
> **Registration Statement on Form 10**
> **Filed July 20, 2007**
> **File No. 000-52730**

Dear Mr. Orchow:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We remind you that the Form 10 registration statement becomes effective automatically under the Exchange Act 60 days from July 20, 2007, the date you first filed it. The Exchange Act reporting requirements become operative at that time.

2. Please monitor your need to provide updated interim financial statements in accordance with Rule 3-12 of Regulation S-X. If you include updated interim financial statements, please correspondingly update all of the related disclosures in the Form 10.

3. Please provide updated disclosure regarding Revett Silver's intention to redeem up to $1.0 million in aggregate amount of the Revett Silver Class B Common stock for cash in July 2007, as discussed on page 39.

Item 1. Business, page 1

4. For ease of comprehension, please provide an organization chart to illustrate all your subsidiaries, including which subsidiary holds Troy, Rock Creek, and any of your other material claims and properties.

5. Where you discuss the material transactions that resulted in the issuance of your securities, it would be helpful to provide a summary of the types and amount of securities you and your subsidiaries currently have issued and outstanding.

6. We note your disclosure throughout the filing that addresses the operational status of the Troy operation and the Rock Creek project. Please revise your disclosure to clearly indicate the operational status of these projects. Note that the terms exploration and development are defined in Industry Guide 7. Please modify your disclosure to indicate whether or not your operating status conforms to those definitions.

7. We note your disclosure on page 2 that you commenced commercial operations in December 2004. Please indicate whether or not you have established proven and probable reserves at the Troy mine.

8. We note your disclosure on page 1 that your Rock Creek project is a large development stage property and your disclosure on page 2 that it is an exploration and development stage deposit.

9. Please tell us how you accounted for the $12.3 million bond you posted with the DEQ in December 2006 "to ensure that sufficient funds would be available for final closure and remediation at Troy once mining operations cease."

10. Please expand your discussion in this section of the Revett Silver Class A and Class B common stock. Disclose how many shares of each class are currently outstanding and how many shares of each class are owned by Revett Minerals. Discuss the conversion features of these classes, and disclose how many shares of Revett Minerals common stock may be issued upon such conversion. Explain in better detail whether holders of Revett Silver Class A and Class B common stock have voting rights with respect to Revett Minerals. In this regard, we note that you have included disclosure of the Revett Silver Class B shares in the table under Item 4, *Security Ownership of Certain Beneficial Owners*, and disaggregated the percentage of these shares from the shares of Revett Minerals common stock.

11.   We note that mining activities were recently halted pending the results of an investigation by the Mine Safety and Health Administration into an accident that occurred at your Troy mine. Please update your disclosure to discuss this incident and its impact on your operations and specifically include any risk this may pose to your business.

12.   Please expand your discussion on page 3 regarding the challenges of the Rock Creek project on environmental grounds by several regional and national environmental organizations. We note that some of these challenges are "substantial and ongoing." Discuss the potential delay to the company's planned evaluation program at Rock Creek, the resulting difficulty in obtaining the financing needed to fund commercial development, the requirements and conditions with which the company must comply, and the general impact to the company's business and plans of operation.

13.   Disclose in this section that, under the terms of the note payable to Kennecott, Revett Silver cannot sell or further encumber the Troy and Rock Creek properties without Kennecott's express consent for so long as the obligation is outstanding. Further disclose that Kennecott also has the right to approve any sale of all or substantially all of the assets of Revett Silver, or a merger or consolidation in which Revett Silver is not the surviving entity.

Item 1A. Risk Factors, page 6

14.   Please eliminate language that mitigates or qualify the risk that you present. For example, remove the clauses "there can be no assurance," "beyond our control," "we cannot predict" and the term "inherent." Also avoid beginning sentences with "although."

15.   Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. For example, in the first risk factor, it appears that the risk is that continued court challenges may delay or prevent you from developing the Rock Creek project and carrying forth your plan of operation. As another example, on page 7, what is the risk that your consolidated financial statements are based on the assumption that you will continue as a going concern?

16.   We note your disclosure that "The forecasted capital cost of constructing a mine at Rock Creek is expected to be substantial." Please expand your disclosure to quantify this amount.

Item 2. Financial Information, page 10

17.   Please revise your disclosure to ensure that the chronological ordering of your financial statements and other data presented in tabular form throughout the filing is consistent, as required by Staff Accounting Bulletin Topic 11:E.

Related Party Transactions, page 17

18.   We note that you have entered into arrangements with ASARCO and Kennecott, both of which are your shareholders. Please explain your conclusion that you have not entered into any related party transactions.

Critical Accounting Estimates, page 18

19.   Please also expand your disclosure to address your Critical Accounting Estimates with respect to US GAAP.

Allocation of the Purchase Price for the Acquisition of Interest in Revett Silver, page 18

20.   Please explain why you used the fair value of the mineral properties and the plant and equipment associated with the Troy Mine to value the interest in Revett Silver. We note that you also completed a public offering at the same time that you completed the acquisition of Revett Silver for a combination of cash and issuances of your common stock.

Financial and Other Instruments, page 19

21.   We note your disclosure on page 6 of the quarterly financial statements that "the Company does not qualify to use hedge accounting at this time." As such, please clarify, if true, under this heading that the Company does not utilize hedge accounting under CICA Section 3865 or otherwise advise.

Controls and Procedures, page 19
Internal Controls over Financial Reporting, page 21

22.   We note your management's conclusion regarding the effectiveness of your controls and procedures in accordance with Multi-lateral Instrument 52-109 adopted by the Canadian provincial securities regulatory authorities. Discuss whether you have assessed the effectiveness of your controls and procedures in accordance with Item 307, which makes reference to Rule 13a-15(e) of the Exchange Act, and remove the reference to Multi-lateral Instrument 52-109.

23.   It appears that you voluntarily provide management's assessment of the effectiveness of internal control over financial reporting. Please disclose that you currently are not subject to the requirements of Item 308 of Regulation S-K regarding internal control over financial reporting. Please describe the steps taken and the scope of management's activities in rendering the conclusion. Discuss the extent to which management believes the steps taken by it in reaching the conclusion vary, if at all, from steps that must be taken to conform to paragraphs (a) and (b) of Item 308 of Regulation S-K. Finally, please disclose that your conclusion is not a full conclusion as required by Item 308 and that your assessment is not extensive as that required under Item 308(a).

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 36

24.   Please explain why you have disaggregated the number and percentage of Revett Silver Class B common stock from the Revett Minerals common stock in presenting beneficial ownership in the table on page 36. See Rule 13d-3.

Item 5. Directors and Executive Officers, page 39

25.   If applicable, please provide the involvement of the Company's officers and directors in certain legal proceedings that occurred in the last five years in accordance with Item 401(f) of Regulation S-K. If they were not involved in any such legal proceedings, please so disclose in the registration statement.

26.   Please provide the information required by Item 407(e)(4) relating to compensation committee interlocks and insider participation.

Item 6. Executive Compensation, page 46

27.   Please provide explanatory disclosure as to why the salaries presented in the table on page 46 do not align with the annual salaries provided for in each executive officer's employment contract, as discussed on page 48. Also, please file the employment agreements with your four executive officers.

28.   With respect to the director compensation table on page 48, please provide footnote disclosure regarding the aggregate grant date fair value computed in accordance with FAS 123R, and the aggregate number of stock awards and aggregate number of option awards outstanding at fiscal year end. See Item 402(k)(2)(iv) and the Instruction thereto.

Compensation Discussion and Analysis, page 49

29.   We note on page 45 that the "the principal executive officer of the Company makes recommendations to the [compensation] committee concerning individual salary levels, bonuses, equity based incentives and other forms of compensation for all of the executive officers other than himself." In accordance with Item 402(b)(2), please disclose the role of executive officers in determining compensation.

30.   We note that "Beginning in 2006, the compensation committee began surveying the compensation paid to other executives within its peer group of companies to establish compensation packages." Please identify the companies that comprise this peer group. Please also disclose the five peer group companies against whom you will measure your stock price performance when determining Mr. Orchow's bonus.

31.   We note your disclosure that Mr. Orchow's 2007 bonus will be based on considerations regarding "certain" cash flow, profitability and safety objectives. Please revise your disclosure to discuss the target levels and performance goals set for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. We may have additional comments on

whether you have met the standard for treating the information confidentially. Please refer generally to Item 402(b)(2)(ix) of Regulation S-K and instruction 4 to Item 402(b) of Regulation S-K.

32.   Please expand to discuss with more specificity the "specified objectives relating the advancement of Rock Creek", the "specified public and investor relations efforts" the "certain strategic and corporate positioning objectives" that will be considered with respect to the formula-driven bonus plan.

Exhibits

33.   We note that you provide as Exhibit No. 3.3 an Amended and Restated Rights Agreement between Revett Minerals Inc. and Computershare Investor Services Inc. dated March 23, 2007, effective February 19, 2007.   Please number this exhibit in accordance with Item 601 of Regulation S-K.

34.   Please file the consent of SRK Consulting.

Financial Statements

35.   We note your disclosure on page 1 that Revett Silver was organized in April 1999 to acquire the Troy mine and Rock Creek Projects from ASARCO Incorporated and Kennecott Montana Company. We also note that you were incorporated in August 2004 to acquire Revett Silver Company and prior to your acquisition of Revett Silver in February 2005 you had no operations.

Please note that when a registrant succeeds to substantially all of the business of another entity, and the operations of the registrant prior to the transaction are insignificant relative to the operations assumed or acquired, the entity acquired would typically be characterized as a predecessor entity. In this case, it appears that Revett Silver Company may be your predecessor. As such, please provide audited financial statements of your predecessor. Please contact us at your earliest convenience to discuss.

36.   We note that you refer to your operations as exploration and development stage. We also note that you have disclosed that you commenced commercial production in December 2004. Please explain in detail your status of operations and indicate whether or not you are an exploration stage or a development stage company, as contemplated by SFAS 7 for US GAAP. If so, please provide all disclosure required by SFAS 7.

Financial Statements for the Fiscal Quarter Ended March 31, 2007

Note 5. Restricted Cash, page 7

37.   We note your disclosure that you amortize the "premium paid to the insurance and Montana state taxes on the ERTP transaction" over the life of the mine on a units-of-production basis. Please tell us why you believe it is appropriate to use the units-of-

production basis to amortize an insurance premium and cite the accounting literature, if applicable, that you are relying on to support your position.

Note 13. Reconciliation to United States Generally Accepted Accounting Principles, page 12

General

38.   Please include a reconciliation of net income/loss from Canadian to US GAAP, as required by Item 17(c)(2)(i) of Form 20-F.

39.   Please confirm, if true, that there were no material differences between cash flows reported in your primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP, as required by Item 17(c)(2)(iii) of Form 20-F, or otherwise advise.

40.   With regard to your accounting on a U.S. GAAP basis for purposes of the Canadian to U.S. GAAP reconciliation, please address the following, if applicable:

- Tell us how you define a mine;

- Disclose your accounting policy associated with drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at your development and/or production stage properties;

- Disclose your accounting policy for costs incurred to identify new resources beyond your existing inferred resources at development or production stage mines;

- Tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.

- We note that you have not reported any Canadian to US GAAP differences in the Mineral Property, Plant, Equipment and Mine Development balance. Please provide us with your detailed accounting policy for recognizing costs incurred during the exploration phase. Please note that for US GAAP purposes, all costs incurred, prior to a final feasibility study are generally exploration costs that are expensed as incurred.

(a) Redeemable shares, page 13

41.   We note your disclosure that the outstanding redeemable shares would be reported as temporary equity for US GAAP purposes. Please tell us whether or not this classification would result in a material difference to the earnings per share disclosure for US GAAP purposes. In this regard, Instruction 2 to Item 17 states that "Earnings per share computed according to generally accepted accounting principles in the United States shall

be presented if materially different from the earnings per share otherwise presented." Please refer to paragraphs 18 and 19 of EITF Topic D-98 and address the presentation of earnings per share using a method akin to the two-class method.

(b) Investments, page 13

42.   Please clarify what difference you are referring to under this heading with your statement that "The Company has determined that this difference does not have a material impact on the amounts recognized for US GAAP purposes."

(f) Impact of recent United States accounting pronouncements, page 14

43.   We note your statement under this heading that "Under Canadian GAAP, share purchase warrants are accounted for as equity;" and that "Accordingly, a US GAAP difference would result on adoption of this guidance for US GAAP purposes." Please clarify this statement given your disclosure on page six that "Under Section 3855, share purchase warrants and stock options issued by the Company denominated in Canadian dollars, which is not the Company's functional or reporting currency, are derivative instruments and fair valued each reporting period."

44.   We further note your disclosure that "For instruments issued prior to approval, the interpretation is effective January 1, 2008 and would result in a cumulative adjustment for US GAAP purposes." Please explain to us what interpretation you are relying upon that will become effective on January 1, 2008 and quantify in this disclosure the cumulative adjustment you expect for US GAAP purposes.

(e) Other additional disclosures, page 14

45.   It does not appear that you have provided all of the disclosures required by paragraphs 64 and A240 of SFAS 123(R). For example, though without limitation, we are unable to locate the disclosure of the number and weighted-average exercise prices for each of the groups of share options identified by paragraph A240(b)(1) of FAS 123(R). Please review your presentation and revise as necessary.

Financial Statements for the Fiscal Years Ended December 31, 2006 and 2005

General

46.   Where applicable, please address the comments above as they pertain to the disclosures for the financial statements for the fiscal years ended December 31, 2006 and 2005.

47.   We are unable to determine from your reference to footnote three why you have labeled the 2005 financial statements as restated. Please advise.

48.   Please include a statement of stockholders' equity for the fiscal years ended December 31, 2006 and 2005, similar to that provided for the quarterly financial statements, or otherwise explain why you do not believe this statement should be provided.

Engineering Comments

General

49.   We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

>   "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10, File No. 000-52730. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Troy, page 22

50.   Please insert a small-scale map showing the location and access to each property, as required by or Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•   A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•   A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

51.   Disclose the following information for each of your properties:

- An indication of whether the mining claims are State or Federal claims.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments and renewal applications.

- The area of the claims by appropriate classification, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Exploration, page 26

52.   We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7. Under these circumstances, it is important to clearly distinguish between proven and probable reserves, which have a clearly defined technical, legal, and economic meaning, and non-reserve mineralization. If you choose to present such non-reserve information, please reposition this information to a separately titled section, having disclosure of your measured and indicated mineral resources, apart from your inferred mineral resources, using separate tables and narratives. In presenting this information, resources should only be reported as an "in-place" tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained mineral. The relative quality, reliability, and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be converted into reserves, and whether your inferred mineral resources will ever be upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resources. Please include this cautionary disclosure in other places in the filing where you use the term "mineral resources," such as in your risk factor on page 7.

You may wish to consider language similar to the following, modified as necessary to reflect your particular circumstances, for disclosure above the Measured and Indicated Mineral Resources table:

> *Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.* This section uses the terms "measured resources" and "indicated resources." We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

You may also wish to consider language similar to the following, augmented as appropriate, for disclosure above the Inferred Mineral Resources table:

> *Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.* This section uses the term "inferred resources." We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

53.   As footnotes or as part of your reserve tables, disclose the following:

- The reserve incorporates losses for mine dilution, mining recovery, and geotechnical constraints.

- The metallurgical recovery factor and mine call factor for each mine.

- All prices and currency conversion factors used to estimate your reserves.

- Average drill hole spacing

- Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

54. It is the staff's position that a company should employ the historic three-year average price for the project economic analysis and reserve determinations. Please revise your filing accordingly.

Other Properties, page 32

55. With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. The historical information prepared by ASARCO is neither in compliance with Industry guide 7 nor NI 43-101. You may need to remove disclosure of these related estimates.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis at (202) 551-3683 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to Ken Schuler, Engineer, at (202) 551-3718. Please contact Melissa Duru at (202) 551-3757 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: G. Schuler
        M. Duru
        J. Goeken
        J. Davis
        G. Johnston

via facsimile:
        Randall & Danskin, P.S.
        Attn: Douglas Siddoway
                (509) 624-2528